SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

QIWI PLC

(Name of Issuer)

Class B Ordinary Shares, Par Value €0.0005 Per Share

(Title of Class of Securities)

74735M108

(CUSIP Number)

June 2, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74735M108	QIWI PLC

1	NAME OF REPORTING PERSON Saldivar Investments Limited(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,877,821
	6	SHARED VOTING POWER 0(2)
	7	SOLE DISPOSITIVE POWER 11,877,821
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,877,821
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.9%(3)
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 74735M108	QIWI PLC

1	NAME OF REPORTING PERSON Sergey Solonin(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,877,822 (4)
	6	SHARED VOTING POWER 0(2)
	7	SOLE DISPOSITIVE POWER 11,877,822 (4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,877,822 (4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.9%(3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Saldivar Investments Limited is a private limited company organized under the laws of Cyprus. Mr. Solonin may be deemed to have dispositive power and voting power over, and thus to beneficially own, all of the class A ordinary shares owned by Saldivar through his ownership of equity interests of Saldivar.
(2)	Pursuant to a voting agreement, dated June 2, 2015 (the “Voting Agreement”), between Saldivar Investments Limited (“Saldivar”) and Otkritie Investments Cyprus Limited (“OICL”), Saldivar has agreed to vote the shares held by it as are necessary in favor of electing or re-electing Mr. Evgeny Dankevitch, or if Mr. Evgeny Dankevitch does not consent to his appointment as director, a replacement nominee agreed with Saldivar, for election or re-election as a director at any general meeting of the Issuer’s shareholders during a one-year period following the date of the Voting Agreement. As a result of the rights under the Voting Agreement, Saldivar, Mr. Solonin and OICL may be deemed to be a group under Rule 13d-5(b) of the Securities Exchange Act of 1934. The Reporting Persons disclaim the existence of a group with OICL.
(3)	Based on 42,313,821 shares of class B ordinary shares outstanding as of June 3, 2015, as reported by the Issuer in its registration statement on Form F-3 filed with the Securities and Exchange Commission on June 4, 2015, plus the number of class A ordinary shares held by Saldivar Investments Limited and, for Mr. Solonin, one additional class A ordinary share he directly holds, each of which are treated as converted into class B ordinary shares only for the purpose of computing the percentage ownership of the Reporting Persons. Each class B ordinary share is entitled to one vote, and each share of class A ordinary share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the class A ordinary shares.
(4)	Consists of (i) 11,877,821 class A ordinary shares held of record by Saldivar Investments Limited and (ii) one class A ordinary share directly held by Mr. Solonin. Each class A ordinary share is convertible into class B ordinary shares at any time at the request of the holder thereof.

Item 1.

(a)	Name of Issuer:

QIWI plc

(b)	Address of Issuer’s Principal Executive Offices:

12 Kennedy Ave.

Kennedy Business Centre, 2nd Floor

P.C. 1087, Nicosia

Cyprus

Item 2.

(a)	Name of Person Filing:

Saldivar Investments Limited and Mr. Sergey Solonin (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2014, a copy of which is attached as Exhibit 99.1 to this Amendment No. 1 to Schedule 13G, pursuant to which the Reporting Persons agreed to file the original statement on Schedule 13G filed on February 18, 2014 and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of each of the Reporting Persons is:

c/o Saldivar Investments Limited

Themistokli Dervi 6

1066 Nicosia

Cyprus

(c)	Citizenship:

Each of the Reporting Persons is a citizen of or is organized under the laws of the following jurisdictions:

Saldivar Investments Limited: Cyprus

Sergey Solonin: Russian Federation

(d)	Title of Class of Securities:

Class B ordinary shares, par value €0.0005 per share

(e)	CUSIP Number:

74735M108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 11,877,822 (1)

(b)	Percent of class: 21.9%(2)

(c)	Number of shares as to which the person has:

Saldivar Investments Limited(3)

(i)	Sole power to vote or to direct the vote: 11,877,821

(ii)	Shared power to vote or to direct the vote: 0(4)

(iii)	Sole power to dispose or to direct the disposition of: 11,877,821

(iv)	Shared power to dispose or to direct the disposition of: 0

Sergey Solonin(3)

(i)	Sole power to vote or to direct the vote: 11,877,822 (1)

(ii)	Shared power to vote or to direct the vote: 0(4)

(iii)	Sole power to dispose or to direct the disposition of: 11,877,822 (1)

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	Consists of (i) 11,877,821 class A ordinary shares held of record by Saldivar Investments Limited and (ii) one class A ordinary share directly held by Mr. Solonin. Each class A ordinary share is convertible into class B ordinary shares at any time at the request of the holder thereof.

(2)	Based on 42,313,821 shares of class B ordinary shares outstanding as of June 3, 2015, as reported by the Issuer in its registration statement on Form F-3 filed with the Securities and Exchange Commission on June 4, 2015, plus the number of class A ordinary shares held by Saldivar Investments Limited and, for Mr. Solonin, one additional class A ordinary share he directly holds, each of which are treated as converted into class B ordinary shares only for the purpose of computing the percentage ownership of the Reporting Persons. Each class B ordinary share is entitled to one vote, and each share of class A ordinary share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the class A ordinary shares.

(3)	Saldivar Investments Limited is a private limited company organized under the laws of Cyprus. Mr. Solonin may be deemed to have dispositive power and voting power over, and thus to beneficially own, all of the class A ordinary shares owned by Saldivar through his ownership of equity interests of Saldivar.

(4)	Pursuant to a voting agreement, dated June 2, 2015 (the “Voting Agreement”), between Saldivar Investments Limited (“Saldivar”) and Otkritie Investments Cyprus Limited (“OICL”), Saldivar has agreed to vote the shares held by it as are necessary in favor of electing or re-electing Mr. Evgeny Dankevitch, or if Mr. Evgeny Dankevitch does not consent to his appointment as director, a replacement nominee agreed with Saldivar, for election or re-election as a director at any general meeting of the Issuer’s shareholders during a one-year period following the date of the Voting Agreement. As a result of the rights under the Voting Agreement, Saldivar, Mr. Solonin and OICL may be deemed to be a group under Rule 13d-5(b) of the Securities Exchange Act of 1934. The Reporting Persons disclaim the existence of a group with OICL.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2015

Saldivar Investments Limited

By:	/s/ Viktoriya Spivak
Viktoriya Spivak
Director

Sergey Solonin

By:	/s/ Sergey Solonin
Sergey Solonin

Exhibit Index

99.1	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) and Power of Attorney

99.2	Voting Agreement, dated June 2, 2015, between Saldivar Investments Limited and Otkritie Investments Cyprus Limited